September 30, 2025

Hua Chen
Chief Executive Officer
Polibeli Group Ltd
Landmark Pluit Tower D 5th & 6th Floor
Jl. Pluit Selatan Raya, Pluit, Penjaringan
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

       Re: Polibeli Group Ltd
           Registration Statement on Form F-1
           Filed September 25, 2025
           File No. 333-290504
Dear Hua Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Stephanie Tang